                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                ELISABETTA LUNATI
                                INTESABCI S.P.A.
                            PIAZZA PAOLO FERRARI, 10
                               MILAN 20121, ITALY
                                011 02 88 66 3523
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                 NOT APPLICABLE
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D

-------------------------
CUSIP No.   87927W10
-------------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          IntesaBci S.p.A.

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Italy

--------------------------------------------------------------------------------
     NUMBER OF SHARES          7.      SOLE VOTING POWER - 12,343,743
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH     -------------------------------------------------
                               8.      SHARED VOTING POWER - 2,891,656,682
                                                             (See Item 5)

                               -------------------------------------------------
                               9.      SOLE DISPOSITIVE POWER - 4,263,628


                               -------------------------------------------------
                               10.     SHARED DISPOSITIVE POWER - 2,891,656,682
                                                                   (See Item 5)

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,904,000,425
             (See Item 5)
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           55.20%
                                                                    (See Item 5)

--------------------------------------------------------------------------------
14.                  TYPE OF REPORTING PERSON - CO

--------------------------------------------------------------------------------

         This Amendment No. 6 amends the Statement on Schedule 13D, dated October 19, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by IntesaBci S.p.A., a company organized under the laws of the Republic of Italy ("BCI"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. This Amendment is being filed solely to reflect changes in the information concerning officers and directors of BCI. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         BCI, Pirelli, Edizione Holding, UniCredito and the Purchaser are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by BCI in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 2. IDENTITY AND BACKGROUND.

         In December 2001, Mr. Cartone resigned as Chief Operating Officer and General Manager of BCI. On April 30, 2002, Messrs. Tronchetti Provera, Hockmann, Perron and Benassi resigned from the Board of Directors of BCI, and the following persons were appointed to fill the resulting vacancies: Eric Strutz, Ariberto Fassati and Corrado Passera.

         The name, business address, citizenship and principal occupation or employment of each director and executive officer of BCI is set forth on
Schedule I.

         During the past five years, to the knowledge of BCI, none of the directors or executive officers of BCI have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Schedule II describes the aggregate number and percentage of the Telecom Italia Shares beneficially owned by each of the directors and executive officers of BCI as of the date hereof and is incorporated herein by reference.

                  (b) Each director and executive officer of BCI who owns the Telecom Italia Shares listed hereto on Schedule II has the sole power to vote or to direct the vote, as well as the sole power to dispose or to direct the disposition, of such shares. Schedule II is incorporated herein by reference.

                  (c) There have been no transactions in shares of Telecom Italia by the directors and executive officers of BCI effected from May 25, 2002 to the date hereof.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Information contained in Item 5(c) of this Amendment No. 6 to the Statement on Schedule 13D is incorporated herein by reference.

         To the knowledge of BCI, none of the directors or executive officers of BCI is party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the Telecom Italia shares.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         INTESABCI S.P.A.



                                         By: /s/ Elisabetta Lunati
                                             ----------------------------------
                                             Name:  Elisabetta Lunati
                                             Title: Executive Manager


                                             Dated:  July 31, 2002

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

A. INTESABCI S.P.A.

The business address of each person listed below is c/o IntesaBci S.p.A., Piazza Paolo Ferrari, 10, Milan 20121, Italy.

------------------------------------- -------------------- -------------------------- --------------------------------
                                                                POSITIONS WITH         PRESENT PRINCIPAL OCCUPATION
                NAME                      CITIZENSHIP          INTESABCI S.P.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Giovanni Bazoli                       Italy                Chairman                   Chairman IntesaBci S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Gianfranco Gutty                      Italy                Deputy Chairman            Deputy Chairman - IntesaBci
                                                                                      S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Jean Laurent                          France               Deputy Chairman            Deputy Chairman - IntesaBci
                                                                                      S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Luigi Lucchini                        Italy                Deputy Chairman            Deputy Chairman - IntesaBci
                                                                                      S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Giampio Bracchi                       Italy                Deputy Chairman            Deputy Chairman - IntesaBci
                                                                                      S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Corrado Passera                       Italy                Chief Executive Officer    Chief Executive Officer of
                                                           and Managing Director      IntesaBci S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Chrisitan Merle                       France               Managing Director          Managing Director of IntesaBci
                                                                                      S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Giovanni Ancarani                     Italy                Director                   University Professor
------------------------------------- -------------------- -------------------------- --------------------------------
Francesco Arcucci                     Italy                Director                   University Professor
------------------------------------- -------------------- -------------------------- --------------------------------
Marc Antoine Autheman                 France               Director                   Executive Officer
------------------------------------- -------------------- -------------------------- --------------------------------
Benito Benedini                       Italy                Director                   Entrepreneur
------------------------------------- -------------------- -------------------------- --------------------------------
Alfonso Desiata                       Italy                Director                   Executive Officer
------------------------------------- -------------------- -------------------------- --------------------------------
Ariberto Fassati                      Italy                Director                   Bank Manager
------------------------------------- -------------------- -------------------------- --------------------------------
Giancarlo Forestieri                  Italy                Director                   University Professor
------------------------------------- -------------------- -------------------------- --------------------------------
Paolo Fumagalli                       Italy                Director                   Fiscal Expert
------------------------------------- -------------------- -------------------------- --------------------------------
Jorge Manuel J. Goncalves             Portugal             Director                   Executive Officer
------------------------------------- -------------------- -------------------------- --------------------------------
Grilles Gramat                        France               Director                   Executive Officer
------------------------------------- -------------------- -------------------------- --------------------------------



                                       5

------------------------------------- -------------------- -------------------------- --------------------------------
                                                                POSITIONS WITH         PRESENT PRINCIPAL OCCUPATION
                NAME                      CITIZENSHIP          INTESABCI S.P.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Franco Modigliani                     United States        Director                   Economist
------------------------------------- -------------------- -------------------------- --------------------------------
Gian Giacomo Nardozzi                 Italy                Director                   University Professor
------------------------------------- -------------------- -------------------------- --------------------------------
Eugenio Pavarani                      Italy                Director                   University Professor
------------------------------------- -------------------- -------------------------- --------------------------------
Axel Freiherr Von Rudorffer           Germany              Director                   Bank Manager
------------------------------------- -------------------- -------------------------- --------------------------------
Sandro Salvati                        Italy                Director                   Executive Officer
------------------------------------- -------------------- -------------------------- --------------------------------
Eric Strutz                           Germany              Director                   Bank Manager
------------------------------------- -------------------- -------------------------- --------------------------------
Gino Trombi                           Italy                Director                   Executive Officer
------------------------------------- -------------------- -------------------------- --------------------------------
Roberto Brambilla                     Italy                Chief Operating Officer    Chief Operating Officer and
                                                           and General Manager        General Manager of IntesaBci
                                                                                      S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS

A. INTESABCI S.P.A.

------------------------------------- -------------------------- --------------------------------
                                      AMOUNT OF TELECOM ITALIA
                NAME                        SHARES OWNED             PERCENTAGE OF OWNERSHIP
------------------------------------- -------------------------- --------------------------------
Giovanni Bazoli                                  --                            --
------------------------------------- -------------------------- --------------------------------
Gianfranco Gutty                               12,000                           *
------------------------------------- -------------------------- --------------------------------
Jean Laurent                                     --                            --
------------------------------------- -------------------------- --------------------------------
Luigi Lucchini                                   --                            --
------------------------------------- -------------------------- --------------------------------
Giampio Bracchi                                  --                            --
------------------------------------- -------------------------- --------------------------------
Corrado Passera                                  --                            --
------------------------------------- -------------------------- --------------------------------
Chrisitan Merle                                  --                            --
------------------------------------- -------------------------- --------------------------------
Giovanni Ancarani                                --                            --
------------------------------------- -------------------------- --------------------------------
Francesco Arcucci                                --                            --
------------------------------------- -------------------------- --------------------------------
Marc Antoine Autheman                            --                            --
------------------------------------- -------------------------- --------------------------------
Benito Benedini                                  --                            --
------------------------------------- -------------------------- --------------------------------
Alfonso Desiata                                  --                            --
------------------------------------- -------------------------- --------------------------------
Ariberto Fassati                                 --                            --
------------------------------------- -------------------------- --------------------------------
Giancarlo Forestieri                             --                            --
------------------------------------- -------------------------- --------------------------------
Paolo Fumagalli                                  --                            --
------------------------------------- -------------------------- --------------------------------
Jorge Manuel J. Goncalves                        --                            --
------------------------------------- -------------------------- --------------------------------
Grilles Gramat                                   --                            --
------------------------------------- -------------------------- --------------------------------
Franco Modigliani                                --                            --
------------------------------------- -------------------------- --------------------------------
Gian Giacomo Nardozzi                            --                            --
------------------------------------- -------------------------- --------------------------------
Eugenio Pavarani                                 --                            --
------------------------------------- -------------------------- --------------------------------


                                       7

------------------------------------- -------------------------- --------------------------------
                                      AMOUNT OF TELECOM ITALIA
                NAME                        SHARES OWNED             PERCENTAGE OF OWNERSHIP
------------------------------------- -------------------------- --------------------------------
Axel Freiherr Von Rudorffer                      --                            --
------------------------------------- -------------------------- --------------------------------
Sandro Salvati                                   --                            --
------------------------------------- -------------------------- --------------------------------
Eric Strutz                                      --                            --
------------------------------------- -------------------------- --------------------------------
Gino Trombi                                     1,250                           *
------------------------------------- -------------------------- --------------------------------
Roberto Brambilla                               1,000                           *
------------------------------------- -------------------------- --------------------------------


* Less than 1%.



                                       8